Exhibit 99.1

Ferrari to announce 2016 Full Year and Fourth Quarter Results on 2 February

Maranello (Italy), 24 January 2017 - Ferrari N.V. (the “Company”) (NYSE/MTA: RACE) announced today that its financial results for the full year and fourth quarter 2016 will be released on Thursday, February 2, 2017.

A live audio webcast and conference call of the 2016 full year and fourth quarter results will begin at 16:00 GMT / 17:00 CET / 11:00 EST on Thursday, February 2, 2017.

Details for accessing this presentation are available in the Investors section of the Group's website at http://corporate.ferrari.com. For those unable to participate in the live session, a replay will remain archived on the corporate website (http://corporate.ferrari.com) for two weeks after the call.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977